Exhibit 99.1

W2005 Kapalua/Gengate Hotel Holdings, LLC

UNAUDITED Consolidated Financial Statements

As of December 31, 2008

W2005 Kapalua/Gengate Hotel Holdings, LLC

Index

Page(s)

UNAUDITED Consolidated Financial Statements

UNAUDITED Balance Sheet	1

UNAUDITED Statement of Operations and Changes in Members’ Deficit	2

UNAUDITED Statement of Cash Flows	3

UNAUDITED Notes to Consolidated Financial Statements	4-12

W2005 Kapalua/Gengate Hotel Holdings, LLC

UNAUDITED Consolidated Balance Sheet

December 31, 2008

Assets
Current assets
Cash and cash equivalents	$3,964,614
Restricted cash	3,047,043
Accounts receivable, net of allowance for doubtful accounts of $120,676	4,857,371
Due from related parties	635,734
Condo inventory held for sale	92,053,429
Inventories - hotel	742,912
Prepaid expenses and other current assets	171,558
Total current assets	105,472,661
Property and equipment, net	185,826,229
Deferred financing costs, net	500,564
Total assets	$291,799,454

Liabilities and Members’ Deficit
Current liabilities
Accounts payable and accrued expenses	$11,866,696
Due to related parties	935,394
Due to hotel operator	682,153
Advance deposits	6,654,779
Interest on long-term debt	6,401,387
Other liabilities	6,388,062
Total current liabilities	32,928,471
Long-term liabilities
Long-term debt	292,009,066

Commitments and contingencies (Note 7)

Members’ deficit	(33,138,083)
Total liabilities and members’ deficit	$291,799,454

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

UNAUDITED Consolidated Statement of Operations and Changes in Members’ Deficit

For the Year Ended December 31, 2008

Revenues
Rooms	$32,746,841
Food and beverage	24,307,230
Other hotel	8,212,272
Real estate revenue	70,672,318
Other revenue	3,460,522
Total revenues	139,399,183

Cost of sales	57,106,453
Impairment loss - condo inventory held for sale	13,041,538
Total cost of sales	70,147,991

Operating expenses
Hotel operations	39,052,060
General and administrative	17,618,102
Sales and marketing	9,035,931
Commission expense	9,623,094
COA fees	2,288,936
Property operation and maintenance	3,578,632
Property taxes	1,874,081
Management fees	2,967,272
Building fire and casualty insurance	1,317,034
Depreciation	9,403,600
Total operating expenses	96,758,742
Loss from operations	(27,507,550)
Interest expense, net	19,977,958
Change in fair value of derivative financial instrument	4,412
Net loss	$(47,489,920)

Members’ capital, beginning of year	$6,100,438
Members’ contribution	8,251,399
Net loss	(47,489,920)
Members’ deficit, end of year	$(33,138,083)

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

UNAUDITED Consolidated Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities
Net loss	$(47,489,920)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	9,403,600
Amortization of deferred financing cost	2,292,171
Impairment loss - condo inventory held for sale	13,041,538
Change in fair value of derivative financial instrument	4,412
Changes in assets and liabilities
Accounts receivable, net	(3,751,611)
Accounts receivable - Other	2,700,000
Condo inventory held for sale	56,539,001
Inventories - hotel	(381,903)
Prepaid and other current assets	(24,237)
Accounts payable and accrued expenses	(21,083,300)
Due to related parties	(448,114)
Due to hotel operator	276,112
Advance deposits	(374,374)
Interest payable	2,315,024
Net cash provided by operating activities	13,018,399

Cash flows from investing activities
Additions to property and equipment	(27,159,400)
Increase in restricted cash	95,335
Net cash used in investing activities	(27,064,065)

Cash flows from financing activities
Cash contributions from members	8,251,399
Payment of financing costs	(227,175)
Payment on capital leases	(79,332)
Payment of long-term debt	(11,540,934)
Proceeds from borrowings under long-term debt	14,914,037
Net cash provided by financing activities	11,317,995
Net decrease in cash and cash equivalents	(2,727,671)
Cash and cash equivalents, beginning of year	6,692,285
Cash and cash equivalents, end of year	$3,964,614

Supplemental disclosure of cash flow information
Cash paid for interest	$16,273,029

The accompanying notes are an integral part of these consolidated financial statements.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

1.                            Organization and Business

W2005 Kapalua/Gengate Hotel Holdings, LLC, a Delaware limited liability company (the “Company”), was formed on February 9, 2006 by and between Whitehall Street Global Real Estate Limited Partnership 2005; 51.4% (“Whitehall Street”), Whitehall Street Global Employee Fund 2005, LP; 13.6% (“Whitehall Employee Fund”), Gengate Kapalua Holdings, LLC; 35% (“GKH”) and Gengate Kapalua Holdings GP, LLC; 0% (“GHGP”), to acquire The Ritz-Carlton Kapalua, (the “Hotel”) located on the Island of Maui, Hawaii.  The Hotel is managed through an operating agreement (the “Management Agreement”) with the Ritz-Carlton Hotel Company, LLC (the “Hotel Operator”).

On March 27, 2007, MLP RCK LLC, a wholly owned subsidiary of Maui Land & Pineapple Company, Inc. (“MLPC”) acquired a 21.4286% interest in the Company.  As a consequence, initial members’ interest became:  Whitehall Street; 40.4234%, Whitehall Employee Fund; 10.648%, GKH; 27.5%, and GHGP; 0%.  Whitehall Street, Whitehall Employee Fund and GKH are designated as the Managing Members of the Company (together with MLPC and GHGP, the “Members”).  On December 15, 2007, the Company made a $12,000,000 capital call request to its Members and MLPC declined to fund its pro rata share of $2,571,432 (“MLPC Share”) .  Accordingly, on May 28, 2008, certain existing Members, through GENLB Kapalua LLC, a Delaware limited Liability Company, (“GENLB”), entered into a member interest purchase agreement whereby it agreed to contribute to the Company an amount equal to the MLPC Share.  In consideration, the Company issued a 5.47% interest to GENLB.  As a result of this transaction, MLPC’s interest in the Company was diluted to 15.96%.

Major decisions, as defined in the Third Amended and Restated Limited Liability Company Agreement (the “Company Agreement”), require the consent of either Whitehall Street or Whitehall Employee Fund, and either GKH or MLPC.

Allocation of Net Profit and Loss

Profits and losses are allocated pro rata among all Members in proportion to their percentage interests.

Distributions to Members

Distributions to Members are made pro rata in accordance with their relative percentage interests in the Company.  No distributions have been made to the Members since inception of the Company.

2.                            Liquidity

The weakening of macroeconomic conditions and vacation and travel industries, has adversely affected hotel market conditions and demand for purchases of condominiums.  It is expected this trend will continue into 2009 and further impact results of hotel operations and condominium sales.

For the year ended December 31, 2008, the company generated net cash inflows from operating activities of $13,018,399 but incurred a net loss of $47,489,920. At December 31, 2008, excluding condominium inventory held for sale of $92,053,429, the Company had a deficit in working capital of $19,509,239.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

As discussed in Note 6:

1)                     The Company was granted certain modifications on its debt terms and conditions, providing for among other things, additional funding for hotel operating deficits, incremental interest reserves drawn from condominium sales proceeds, less restrictions on use of condominium proceeds and more liberal discretion regarding sales incentives and pricing.

2)                     On January 27, 2009, the Company exercised its option and requested a one (1) year extension on the maturity of its long-term debt that became due and payable on February 27, 2009.  The extension has not yet been granted.   Two (2)  additional one (1) year extensions are also available to the Company if i) a fee is paid, equal to .125% of the outstanding loan balance, ii) an aggregate cumulative sales threshold of $132 million has been achieved and iii) delivery of a certificate of  estoppel from the hotel operator that there are no events of default.

3)       The Company has not funded interest payments on its long-term debt due March 9, 2009, which, upon notice from the lender, would constitute an event of default.

Although Management believes that it will be able to continue to fund the operating needs of the Company for a reasonable period of time with cash generated from operations, continued adverse market conditions could negatively impact the Company’s liquidity, thereby requiring additional financial support either through Member contributions or loans or other potential financing sources, such as debt or equity, to achieve working capital needs and achieve business objectives.   However, there can be no assurance that such additional financing will be available or, if available, that such financing can be obtained on terms satisfactory to the Company.  Based on the foregoing, there is substantial doubt about the Company’s ability to continue as a going concern.

3.         Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of W2005 Kapalua/Gengate Hotel Holdings, LLC and its wholly owned subsidiaries, W2005 Kapalua/Gengate Hotel Mezzanine, LLC (“W2005 Mezzanine”), and W2005 Kapalua/Gengate Hotel Realty, LLC, each a Delaware limited liability company. All significant intercompany transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Hotel operating revenues are from room rentals, food and beverage sales, spa sales and retail merchandise sales.  Revenues are recorded as services are rendered or goods are provided.  Additionally, the Company collects sales, use, occupancy and similar taxes which are presented on a net basis (excluded from revenues) in the accompanying consolidated statement of operations. Amounts received in advance of guest stays are reflected as advance deposits in the accompanying balance sheet.  These advance deposits are recognized as revenue when the service is provided.  As of December 31, 2008, interest expense is net of $246,698 of interest income.

Real estate revenues are derived from the condo inventory held for sale (“condos”).  During 2008, the Company sold 33 of the total 107 condos.  Revenues are recorded, net of incentives, as the condos are closed and the title is transferred.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses, advance deposits and long-term obligations.  The carrying amounts of financial instruments other than long-term obligations approximate fair value due to their short term nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash represents amounts reserved for payment of real estate taxes, repairs, insurance and funding of furniture, fixture and equipment purchases.  These restrictions are required under the Mortgage Loan and by the Management Agreement.  In addition, at December 31, 2008 restricted cash includes a deposit on a condominium unit under contract of approximately $337,000.

Accounts Receivable

The Company records trade accounts receivable in the normal course of business related to the sale of products and services.  The Company does not charge interest on past due accounts receivable.  The allowance for doubtful accounts is based on review of specific accounts that have been identified as at risk for non-collection and prior collection history.  Write-offs are evaluated on a case-by-case basis.

During 2008, the Company extended seller financing totaling $538,000, in the form of mortgages representing 10% of the purchase price of two (2) condos sold.  The mortgages mature on July 29, 2009 and bear interest at an annual rate of 6%.  Total accrued interest over the life of the mortgage is due and payable upon maturity and at December 31, 2008 amounts to $13,898.

Concentration of Credit Risk

A significant portion of the Company’s cash and cash equivalents are maintained at various financial institutions in amounts that exceed federally insured limits.  The Company has not experienced any losses and believes it is not exposed to significant credit risk in this area.

Inventories

Hotel inventories consist of food, beverages and merchandise held for resale and operating supplies.  Amounts are valued on a first in first out basis.

Condos are valued at the lower of cost or fair market value and in 2008, the Company recorded an impairment loss totaling $13,041,537.  Condos are relieved to cost of sales, using the relative sales value method.  As of December 31, 2008, the total unsold inventory was $92,053,429.

During 2008, the Company was assessed Condominium Owner Association Fees totaling $2,288,936 on unsold condos.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

Derivative Financial Instruments

As of December 31, 2008, the Company had an interest rate cap which is a derivative financial instrument.  This derivative is $0, and is recorded on the consolidated balance sheet at fair value.  The interest rate cap was not designated as a hedging instrument; therefore changes in the fair value of this instrument are recognized in the results of operations in the period that the change occurs.

Property and Equipment

Property and equipment are carried at cost, net of accumulated depreciation.  Routine repairs and maintenance are expensed as incurred.  Expenditures that improve the functionality of the related equipment or extend its useful life are capitalized.  When property and equipment are retired or otherwise disposed, the related gain or loss is included in the determination of income.  Depreciation is calculated on the straight-line method based on the following useful lives:

Land improvements	20 years
Buildings and improvements	15-39 years
Furniture, fixtures and equipment	3-7 years

Deferred Financing Costs

Costs incurred in conjunction with obtaining the debt instruments are included as deferred financing costs.  Deferred financing costs are amortized over the respective lives of the applicable debt issues on a straight-line basis, which approximates the effective interest method as a component of interest expense.

Long-lived Assets

The Company evaluates potential impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which requires the Company to (a) recognize an impairment loss if the carrying amount of a long-lived asset is more than the value of its undiscounted projected cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset less cost of sales.  No impairments of long-lived assets occurred during the years ended December 31, 2008.

Income Taxes

The Company has elected to be a limited liability company for federal tax purposes.  Limited liability companies are not taxable entities under provisions of the Internal Revenue Code and, accordingly, the accompanying consolidated financial statements do not reflect a provision for federal or state income taxes.  The tax effects of the Company’s transactions are the responsibility of the Members.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

4.         Property and Equipment

Property and equipment consist of the following at December 31, 2008:

Land	$20,908,777
Building and improvements	164,687,480
Furniture, fixtures and equipment	16,376,202
201,972,459
Less accumulated depreciation	(16,146,231)
Net property and equipment	$185,826,229

Included in furniture, fixtures, and equipment is approximately $86,365 of equipment under capital leases where payments are due through 2009.

Depreciation expense for the year ended December 31, 2008 $9,403,600.

5.         Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2008:

Accounts payable	$3,496,180
Accrued payroll, payroll taxes and benefits	2,607,203
Accrued sales, use and local taxes	491,574
Accrued other - Hotel	2,305,308
Other	2,966,431
Total	$11,866,696

6.         Long-Term Debt

Long-term debt at December 31, 2008 is as follows:

Luxury loan (a)	$20,000,000
Mortgage loan (b)	260,159,066
MI FFE Loan (c)	5,000,000
Whitehall Loan (d)	6,850,000
292,009,066
Less current maturities	—
$292,009,066

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

(a)     On March 13, 2006, the Company entered into a $20,000,000 term loan agreement (the “Luxury Loan”) with Luxury Finance LLC, maturing on April 13, 2011.  The Luxury Loan bears interest at an annual rate equal to prime rate plus 350 basis points (4.695% at December 31, 2008).  On September 11, 2008, the Luxury Loan agreement was amended to include a mandatory interest repayment clause, whereby all accrued interest through June 1, 2009, is due and payable on such date.   As of December 31, 2008, total accrued interest on the Luxury Loan was $4,490,682.

(b)     On March 27, 2007, the Company entered into a $271,700,000 loan (the “Lehman Loan”) with Lehman Brothers Holdings Inc (“Lehman”), primarily to: (i) refinance the outstanding balance of the loan provided by Lehman to acquire the Hotel, (ii) finance the hotel renovation and condominium conversion, (iii) acquire the Hotel land, which was subject to a long-term ground lease and (iv) make deposits into reserve fund accounts for renovation holdbacks, condominium conversion holdbacks, operating deficit holdbacks, marketing cost holdbacks, interest holdbacks and tax holdbacks.  The Lehman Loan matures on February 27, 2009 and may be extended for one (1) year, at the Company’s option and for two (2) additional periods of one (1) year each, also at the Company’s option and provided nominal fees are paid and certain condo sales thresholds are met.  On January 27, 2009, the Company exercised its first option and requested a one (1) year extension on maturity.  The extension has not yet been granted.  Interest on the Lehman Loan is payable monthly and on February 21, 2008 the Mortgage Loan was amended to increase the interest rate from prime plus 220 basis points to prime plus 300 basis points (4.195% at December 31, 2008).  The Company has not funded interest payments on its long-term debt due March 9, 2009, which, upon notice from the lender, would constitute an event of default.  The Company has assigned to Lehman all of its rights, title and interest to receive any and all payments under an interest cap of 6% with a notional amount equal to the outstanding principal.  The Company has granted Lehman first priority security interest in its equity interest in the Company. Lehman is also a related party by virtue of its member interest in the Company, via GENLB (see Note 1).

On September 11, 2008, an amendment to the Lehman Loan was made to stimulate condo sales demand and provide additional liquidity to the Company.  The primary changes included: i) the use of condo incentives, ii) revisions to the stipulated minimum release prices and ii) easing of restrictions with regard to condo sales proceeds, including the deployment of funds towards reducing hotel operating deficits, as well as creating additional interest reserves.

(c)     On February 21, 2008, the Company entered into a $5,000,000 loan with Marriott International Corporation (the “MI FFE Loan”), maturing on February 21, 2011.  Interest on the MI FFE Loan is payable monthly and bears an annual rate equal to prime plus 350 basis points (4.695% at December 31, 2008).

(d)     On March 31, 2008,  Whitehall Employee Fund and Whitehall Street (collectively, “Whitehall”), funded a loan to the Company totaling $6,850,000 (“Whitehall Loan”).  Under the terms of the Company Agreement, as long as the internal rate of return to Whitehall remains at least at 20%, Whitehall shall forebear from exercising the right to convert the Whitehall Loan to a capital contribution.  The Whitehall Loan bears interest at a minimum rate of 20% per annum and at December 31, 2008, total accrued interest amounts to $1,384,903.

7.         Commitments and Contingencies

The Company may, from time-to-time, be a party to various lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage for all such matters and that, although the ultimate outcome of such claims cannot be ascertained, current

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

pending and threatened claims are not expected to have a material adverse impact on the Company’s financial position, results of operations or cash flows.

One of the Company’s vendors (“the Vendor”) filed a mechanic’s and materialman’s lien on the the Hotel.  As of December 31, 2008, the Company has recorded a liability of approximately $1,320,000 related to this lien.  A court hearing has been scheduled for April 23, 2009, but based on ongoing settlement negotiations with the Vendor, the Company expects to obtain full and mutual releases for claims, prior thereto and settle for a total amount equal to $750,000.

8.         Indemnifications and Guarantees

The Company has entered into certain indemnification agreements under which it could be required to make payments to third parties upon the occurrence or non-occurrence of certain future events.  These indemnities primarily include 1) the indemnification of Members and officers of the Company for certain events or occurrences while a Member or officer is, or was serving, at the Company’s request in such capacity and 2) all claims and demands which may be asserted against the lenders under the Company’s loans for obligations to be performed by the Company.  The duration of these indemnities generally is for the length of the contracts.  These indemnifications generally do no limit the future payments the Company could be obligated to make.  The Company has not recorded any liabilities for these indemnities in the accompanying financial statements, based upon the current facts and circumstances that would trigger a payment.

9.         Related Party Transactions

The following related party transactions between the Company and various related entities could have a different financial statement impact had they occurred in arms length transactions between unrelated entities.

Services Agreement

On March 13, 2006, the Company entered into an Asset Management Agreement (“Services Agreement”) with Gencom Asset Management Company, LP, (“Gencom”), an affiliate of GHGP and GKH.  The Company engaged Gencom to perform services related to the asset management and development of the Hotel. Under the terms of the Services Agreement, the Company is charged an asset management fee of one percent (1.00%) of hotel gross revenues payable monthly in arrears, during each fiscal year plus all out of pocket expenses (including reasonable travel expenses), disbursements and advances incurred by Gencom in connection with its duties under the Services Agreement.  The Company incurred $1,073,828 in asset management fees for the year ended December 31, 2008 and these amounts are included as a component of “Management fees” in the accompanying consolidated statement of operations.  At December 31, 2008, there were $110,621 of unpaid asset management fees and were included as a component of “Due to related parties” in the accompanying consolidated balance sheet.

Gencom receives a Development Management Fee in an amount equal to four percent (4%) of the aggregate hard and soft costs of renovation, exclusive of land costs.  The Development Management Fee is payable monthly in arrears on the tenth business day following the month during the time in which the property is undergoing renovations.  The Company incurred $739,929 in Development Management Fee for the year ended December 31, 2008.  At December 31, 2008, these fees were paid in full.  In addition, during 2008 Gencom charged the Company approximately $591,625 for payroll and out of pocket expenses related to Gencom employees’ involvement in the Hotel renovation and condo sales.  At December 31, 2008, there were $123,108 of unpaid payroll

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

and out of pocket expenses and were included as a component of “Due to related parties” in the accompanying consolidated balance sheet.

Gencom is also entitled to a Residential Unit Sales Fee upon the closing of the sale of condos, by the Company or one of its subsidiaries to any third-party purchaser.  The Residential Unit Sales Fee is equal to one percent (1%) of sales price paid and is payable when there is available cash flow or available capital event with proceeds sufficient to pay the fee.  As of December 31, 2008, Residential Unit Sales Fees totaled $660,831 and were paid in full.

During December 2008, a condo was sold to related parties comprising certain members, at an arm’s length sale price of $2,535,900, as approved by Lehman.

10.       Agreements with Hotel Manager

Hotel Management Agreement

The Hotel Operator manages the Hotel’s day to day operations.  The Management Agreement with the Hotel Operator extends through December 31, 2041 and may be extended for an additional ten years (up to a total of three additional ten-year periods). Under the Management Agreement, the Company is required to pay the Hotel Operator a base management fee of 3.00% of hotel gross revenues during each fiscal year plus an incentive fee based on the operating profit of the Hotel, distributed to the Company and the Hotel Operator after 1) first, to the Company, until the Company has received an amount equal to the First Owner’s Priority (“FOP”) (FOP shall mean the sum of (i) seventeen million dollars ($17,000,000) plus (ii) ten and three-quarters percent (10.75%) of Total Capital Investment (calculated as of the last day of such fiscal year); 2) second, to the Hotel Operator and Company, on a pari passu basis, as follows: (a) eighty percent (80%) of First Available Cash Flow (“FACF”) (FACF shall mean an amount, with respect to each fiscal year or portion thereof during the term, equal to the excess, if any, of operating profit (up to an amount equal to Second Owner’s Priority (“SOP”) (SOP shall mean the sum of (i) nineteen million dollars ($19,000,000) plus (ii) ten and three-quarters percent (10.75%) of Total Capital Investment (calculated as of the last day of such fiscal year)) to Company and (b) twenty percent (20%) of FACF to the Hotel Operator, until the Company shall have received an amount equal to SOP; and 3) third, to the Hotel Operator and Company, on a pari passu basis, as follows: (a) seventy-five percent (75%) of Second Available Cash Flow (“SACF”) (SACF shall mean an amount, with respect to each fiscal year or portion thereof during the term, equal to the excess, if any, of operating profit over SOP) to Company and (b) twenty-five percent (25%) of SACF to the Hotel Operator.  As part of the Management Agreement, the Company is entitled to receive from the Hotel Operator a (“Key Money”) payment of $5,000,000 in two installments.  During July 2007 the Company received the initial $2,500,000 and the second installment was received on March 2008.  The Key Money is amortized using the straight line method over the life of the Hotel Management Agreement and it is included as a component of “Management fees” in the accompanying consolidated statement of operations.

The Company incurred $2,063,845 in base management fees for the year ended December 31, 2008, and these amounts are included as a component of “Management fees” in the accompanying consolidated statements of operations.  No incentive fees were incurred during this year.  As of December 31, 2008, base management fees of $153,083 were unpaid and are included as a component of “Due to hotel operator” in the accompanying consolidated balance sheet.

W2005 Kapalua/Gengate Hotel Holdings, LLC

Notes to UNAUDITED Consolidated Financial Statements

Under the terms of the Management Agreement, the Hotel Operator employs and provides all employees for the Company’s hotel operations. While these employees are employees of the Hotel Operator and not legally employees of the Company, the Company pays the payroll costs and related taxes and benefits for these employees.  The Company records the associated expense as an operating expense in the accompanying consolidated statement of operations.

Throughout the term of the Management Agreement, the Company is to have $22,500,000 in net worth calculated in accordance with generally accepted accounting principles.  Accordingly, the Hotel Operator has the right to terminate the Management Agreement by written notice and seek other remedies permitted by law.  To date, the Hotel Operator has not provided written or constructive notice to the Company.

Marketing Agreement

The Company is required to pay a group marketing services fee of 1.00% of hotel gross revenues during each fiscal year.  The Company incurred $687,948 in group marketing services fees for the year ended December 31, 2008, and these amounts are included as a component of “Sales and marketing” in the accompanying consolidated statement of operations.  As of December 31, 2008, $59,606 in group marketing services fees was unpaid and is included as a component of “Due to hotel operator” in the accompanying consolidated balance sheet.

Shared Expenses

The Hotel Operator has billed the Company for its share of certain goods and services acquired on group basis with other hotels managed by the Hotel Operator.

Residential Condominium License and Development Agreement

On March 27, 2007, the Company entered into a Residential Condominium License and Development Agreement (“License and Development Agreement”) with the Hotel Operator.  This agreement entitles the Hotel Operator to receive a Royalty Fee (“Royalty Fee”) equal to 4% of the total sales price of each condo unit sold.  The Royalty Fee is paid in full upon the closing of each condo unit.  As of December 31, 2008, the Royalty Fee totaled $2,643,324 and has been paid in full.

Rental Program Agreement

The Company has established a Rental Program (“Rental Program”) with each individual condo Unit Owner (“Unit Owner”), whereby the Unit Owner may elect to make their unit available for rental to guests of the hotel.  The Hotel Operator manages the Rental Program on behalf of the Company.  The Net Rental Income (“Net Rental Income”), defined as the gross room rental revenue less a 10% service fee will be divided between the Company and the Unit Owner using the applicable percentages.  The applicable percentages are 45% to the Company, 45% to the Unit Owner and 10% service fee to Hotel Operator.  The Unit Owner remains responsible for all costs and expenses to third parties.  During 2008, the Company’s net rental income earned amounted $3,460,522.

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